SECU

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FEB 28 2022

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22004615

ANNUAL REPORTS
FORM X-17A-5
PART III *

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-68697

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: G.distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Corporate Center
(No. and Street)

Rye (City) NY (State) 10580-1422 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Maximilian Caldwell (Name) (914) 921-5304 (Area Code – Telephone Number) mcaldwell@gabelli.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

695 E. Main St. (Address) Stamford (City) CT (State) 06901 (Zip Code)

10/10/2003 (Date of Registration with PCAOB)(if applicable) PCAOB ID NO. 34 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Maximilian Caldwell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of G.distributors, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Treasurer/Financial & Operations Principal

[signature]

Notary Public

PETER D. GOLDSTEIN
Notary Public, State of New York
No. 02GO4771798
Qualified in New York County
Commission Expires April 22, 2022

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to statement of financial condition.
- ☐ (c) Statement of income.
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in member's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial statements under 17CFR 240.17a-5.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

G.distributors, LLC
(A Wholly-owned Subsidiary of Distributors Holdings, Inc.)

Statement of Financial Condition

December 31, 2021

Contents

Deloitte & Touche LLP
695 East Main Street
Stamford, CT 06901-2150
USA

Tel:+1 203 708 4000
Fax:+1 203 705 5455
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of G.distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of G.distributors, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2022

We have served as the Company's auditor since 2011.

G.distributors, LLC
(A Wholly-owned Subsidiary of Distributors Holdings, Inc.)
Statement of Financial Condition
December 31, 2021

Assets		
Cash equivalents	$	5,562,214
Distribution fees receivable		1,963,541
Deferred tax asset and income taxes receivable		499,553
Deferred sales commissions		447,950
Goodwill		213,000
Receivables from affiliates		32,047
Fixed assets, net of accumulated depreciation of $1,054		992
Other assets		150,969
Total assets	$	8,870,266
Liabilities and member's capital		
Distribution costs payable	$	2,090,476
Compensation payable		742,283
Income taxes payable (including payable to GAMCO Investors, Inc. of $32,370)		32,370
Payable to affiliate		662,109
Accrued expenses and other liabilities		162,305
Total liabilities		3,689,543
Member's capital:		
Additional paid-in capital		7,491,380
Accumulated deficit		(2,310,657)
Total member's capital		5,180,723
Total liabilities and member's capital	$	8,870,266

See notes to statement of financial condition.

Organization and Business Description

G.distributors, LLC (the "Company" or the "Distributor") is a wholly-owned subsidiary of Distributors Holdings, Inc. (the "Parent" or "DHI"), which is a wholly-owned subsidiary of GAMCO Asset Management Inc. ("GAMCO Asset"), which is a wholly-owned subsidiary of GAMCO Investors, Inc. ("GBL"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company's revenues are derived primarily from the distribution of Gabelli, GAMCO, TETON, Keeley, and Comstock open-end funds (the "Funds") advised by either Gabelli Funds, LLC ("Gabelli Funds"), Keeley-Teton Advisors, Inc. ("Keeley-Teton"), or Teton Advisors, Inc. ("Teton") and actively managed semi-transparent ETFs. Gabelli Funds is a subsidiary of GBL, Teton is majority-owned by GGCP Holdings LLC, which is also the majority shareholder of GBL, and Keeley-Teton is a wholly-owned subsidiary of Teton. The Company's principal market is in the United States ("U.S.").

1. Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for annual financial information. In the opinion of management, all adjustments considered necessary for the fair presentation of the Statement of Financial Condition for the year presented have been included.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of an affiliated money market mutual fund (The Gabelli U.S. Treasury Money Market Fund) which is highly liquid and U.S. Treasury Bills with maturities of three months or less at the time of purchase.

Major Revenue-Generating Services and Revenue Recognition

The Company's revenues are derived primarily from distribution fees.

Distribution Fees

The Company distributes the Funds pursuant to distribution agreements with each Fund. Under each distribution agreement with each Fund, the Company offers and sells such Fund shares on a continuous basis and pays all of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature, advertising and maintaining sales and customer service personnel and sales and services fulfillment systems, and payments to the sponsors of third party distribution programs, financial intermediaries and the Company's sales personnel.

The Company receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 ("12b-1") of the Investment Company Act of 1940, as amended ("Company Act"). The Company is the principal underwriter for Funds distributed in multiple classes of shares which carry either a front-end or back-end sales charge.

Under the distribution plans, the Class AAA shares of the Funds (except The Gabelli U.S. Treasury Money Market Fund, Gabelli Capital Asset Fund, and The Gabelli ABC Fund) and the Class A shares of the Funds pay the Company a distribution fee of 0.25% per year on the average daily net assets of the Fund. Class C shares have a 12b-1 distribution plan with a distribution fee totaling 1.00%. Distribution plan fees are computed based on average daily net assets of each Fund and recognized during the period in which they are earned.

The Company's distribution agreements with the Funds may continue in effect from year to year only if specifically approved at least annually by (i) each Fund's board of directors or trustees or (ii) each Fund's shareholders and, in either case, the vote of a majority of each Fund's board of directors or trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Company Act. Each Fund may terminate its distribution agreement at any time upon 60 days' written notice by (i) a vote of the majority of its board of directors or trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Fund. Each distribution agreement automatically terminates in the event of its assignment, as defined in the Company Act. The Company may terminate a distribution agreement without penalty upon 60 days' written notice.

Underwriting Fees

The Company is the principal underwriter for the Funds, which are distributed in multiple classes of shares, of which class A shares carry a front-end sales charge. Underwriting fee revenues are earned from fees arising from these offerings, and the terms are set forth in contracts between the Company and the issuer. The performance obligation is satisfied upon sale and issuance of the shares. Underwriting fees are calculated as a percentage of the front-end sales charge and decline as the amount invested meets certain breakpoints as stipulated in each Fund's prospectus. The fees are recognized on the trade date of the sale of the shares.

Deferred Sales Commissions

The Company has recorded as an asset certain costs incurred to obtain revenue contracts with its customers. The Company pays sales commissions to broker-dealers in connection with the sale of certain classes of shares of the Funds. These costs are capitalized and amortized over one year, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from these Funds and from contingent deferred sales charges received from shareholders of these Funds upon redemption of their shares. Distribution plan payments received from these Funds are recorded in revenue as earned. Should the Company lose its ability to recover such deferred sales commissions through distribution plan payments and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows.

The Company evaluates the carrying value of its deferred sales commission asset for impairment at least annually, or more often should events warrant, using a discounted cash flow method. No impairment was recorded during 2021.

Distribution Costs

Distribution costs are recognized as they are incurred, computed based on average daily net assets of each Fund and capped to the Company at specific basis points by share class (generally consistent with the distribution fee rates above), and paid to the sponsors of third-party distribution programs and financial intermediaries. The excess amount of distribution costs over the cap is allocated to affiliated entities under expense sharing arrangements.

Receivables from Affiliates and Payable to Affiliate

Receivables from affiliates primarily include distribution and wholesaler costs paid on behalf of Gabelli Funds and Teton. Payable to affiliate primarily includes compensation costs related to equity awards in the form of restricted stock awards ("RSAs") and Phantom RSAs to employees due to GBL. See Note 5.

Credit Losses

The Company measures all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Due to the nature of the Company's receivables, the Company determined there was minimal credit risk inherent in the Company's financial assets. As of December 31, 2021, there was not an allowance for credit losses.

Goodwill

Goodwill is initially measured as the excess of the cost of the acquired business over the sum of the amounts assigned to assets acquired less the liabilities assumed. Goodwill is tested for impairment at least annually as of November 30th and whenever certain triggering events are met. In assessing the recoverability of goodwill, projections regarding estimated future cash flows and other factors are made to determine the fair value of the assets. If the book value exceeds the fair value of the assets, an impairment charge is recorded, corresponding to the amount by which the book value exceeds the fair value. No impairment was recorded during 2021.

Depreciation

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives of four to five years.

Allocated Expenses

The Company is charged certain expenses that are paid by other affiliates and are included in distribution costs payable, accrued expenses and other liabilities, or payable to affiliate in the Statement of Financial Condition. These expenses are allocated to the Company by its Parent, GBL, and other affiliates as the expenses are incurred, based upon methodologies periodically reviewed by the management of the Company and the affiliates. In addition, GBL and Gabelli & Company Investment Advisers, Inc., a wholly-owned subsidiary of Associated Capital Group, Inc. ("AC"), serve as paymasters for the Company under compensation payment sharing agreements. This includes compensation expense and related payroll taxes and benefits which are allocated to the Company for professional staff performing duties related entirely to the Company and those compensation expenses and related payroll taxes and benefits which relate to professional staff who serve more than one entity and whose compensation is therefore allocated to the Company as well as to its affiliates. These compensation expenses are included in payable to affiliate or compensation payable in the Statement of Financial Condition.

Income Taxes

The Company, a single member LLC disregarded as a separate entity from its wholly-owned Parent for income tax purposes, is included in the consolidated U.S. federal tax return and certain combined state and local income tax returns of GBL and certain state and local income tax returns of the Parent. The Company is a member of a tax sharing agreement in which the Company's federal and certain state and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from GBL. The Company generally settles either the benefit or expense with its sole member monthly, but not less than annually. The Company records a tax provision for separate company financial statement purposes. Usually, a single member LLC would not record a tax provision.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the Statement of Financial Condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense in the period that includes the enactment date of the change in tax rate.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. A valuation allowance would be recorded to reduce the carrying value of deferred tax assets to the amount that is more likely than not to be realized. In making such a determination of whether a valuation allowance is necessary, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes the accrual of interest on uncertain tax positions and penalties in income tax expense. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities on the Statement of Financial Condition.

Fair Value of Financial Instruments

All of the instruments within cash equivalents are measured at fair value.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 2, Fair Value, for further details on the fair value hierarchy.

Cash equivalents include an affiliated money market mutual fund which is invested solely in U.S. Treasuries. U.S. Treasury Bills with maturities of three months or less at the time of purchase are also considered cash equivalents and are valued using unadjusted quoted market prices.

Business Segment

The Company operates in one business segment, the fund distribution business, which distributes and underwrites the Funds.

2. Fair Value

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with the guidance on fair value measurement within FASB ASC Topic 820, *Fair Value Measurement*. The levels of the fair value hierarchy and their applicability to the Company are described below:

- Level 1 utilizes quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 assets include cash equivalents.

- Level 2 utilizes inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 utilizes unobservable inputs for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

The following tables summarize the Company's assets and liabilities measured at fair value on a recurring basis by the above fair value hierarchy levels as of December 31, 2021:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2021
Cash equivalents	$ 5,562,214	$ -	$ -	$ 5,562,214
Total assets at fair value	$ 5,562,214	$ -	$ -	$ 5,562,214

The carrying value of other financial assets and liabilities approximates their fair value based on the short term nature of these items.

3. Income Taxes

The Company has a net deferred tax asset of $497,793, related primarily to an intangible asset associated with distribution contracts received and other timing differences. The Company assesses available positive and negative evidence to estimate if it will more-likely-than-not use deferred tax assets including certain tax credits and net operating loss carryovers. Management has determined that sufficient positive evidence exists as of December 31, 2021 to conclude that it is more likely than not that net deferred tax assets of $497,793 are realizable, and no valuation allowance is required.

As of December 31, 2021, the Company's gross unrecognized tax benefits which relate to uncertain tax positions were $54,788, of which $43,282, if recognized, would affect the Company's effective tax rate. The Company continues to recognize both interest and penalties with respect to unrecognized tax benefits as income tax expense. The Company had accrued a liability of $23,713 for interest and penalties as of December 31, 2021. These amounts are included in accrued expenses and other liabilities on the Statement of Financial Condition.

As of December 31, 2021, management has not identified any potential subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months. The Company is subject to income tax examination by the Internal Revenue Service for years after 2017 and state examinations for years after 2016.

4. Guarantees, Contingencies, and Commitments

The Company has entered into arrangements with various third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote. Therefore, an accrual has not been made in the Statement of Financial Condition.

From time to time, the Company may be named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. For such matters, if any, the financial statements include the necessary provisions for losses that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exist losses which may be reasonably possible and will, if material, make the necessary disclosures. However, management believes such amounts, both those that are probable and those that are reasonably possible, are not material to the Company's financial condition at December 31, 2021.

5. Related Party Transactions

At December 31, 2021, the Company had an investment of $2,562,324 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, which is an affiliate of the Company. The amount is recorded in cash equivalents in the Statement of Financial Condition.

As the Distributor of the Funds advised by Gabelli Funds, Keeley-Teton, and Teton, the Company incurs certain promotional and distribution costs, which are expensed as incurred, related to the sale of Fund shares, for which it receives a fee from the respective Fund. The Company has distribution fees receivable from the Funds of $1,963,541 as of December 31, 2021. These fees were collected in January 2022.

Sales commissions paid to broker-dealers in connection with the sale of certain classes of Funds advised by Teton are paid by Teton. The Company pays distribution fees to Teton for those Class A and Class C shares on which Teton has paid these advanced sales commissions. This compensates Teton with the distribution fees revenue stream received by the Company on these shares allowing Teton to recover some or all of its advanced sales commission cost. Distribution fees of $2,677 were included in due to affiliate on the Statement of Financial Condition.

The Company receives sales charges as the Distributor of certain Funds advised by Gabelli Funds, Keeley-Teton, and Teton. As of December 31, 2021, sales charges and underwriting fees receivable of $38,713 were included in other assets. These fees were collected in January 2022.

The Company pays GBL a management fee equal to 20% of the Company's year-to-date pretax profits before consideration of this fee. For the period of July 1, 2021 to November 30, 2021, GBL waived half of the 20% management fee. The Company also pays or receives from GBL the amount of its portion of GBL's consolidated current tax expense or benefit, respectively.

On December 5, 1997, GBL entered into a fifteen-year lease, originally scheduled to expire on April 30, 2013, for office space at 401 Theodore Fremd Ave, Rye, NY from M4E, LLC, an entity owned by the adult children of the GBL

Chairman. On June 11, 2013, GBL modified and extended this lease to December 31, 2028. The Company pays GBL for its allocated use of the Rye location.

GBL maintains a stock award and incentive plan approved by its shareholders (the "Plan"), which is designed to provide incentives which will attract and retain individuals key to the success of GBL through direct or indirect ownership of GBL common stock. Benefits under the Plan may be granted in any one or a combination of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, and other stock or cash based awards. Under the Plan, GBL's Compensation Committee may grant RSAs, each of which entitles the grantee to one share of GBL's Class A common stock subject to restrictions, which were recommended by GBL's Chairman who did not receive any awards. On November 15, 2021, the Compensation Committee of GBL accelerated the vesting relating to certain grants of GBL RSAs outstanding effective December 15, 2021. Effective in 2021 concurrent with the acceleration, the Company's estimate of RSA expense was amended to include the proportion of each teammate's time allocation to the Company and number of RSAs granted. As of December 31, 2021, a total of $804,721 was included in payable to affiliate on the Statement of Financial Condition.

On May 1, 2017, the Company entered into an agreement to pay Keeley-Teton for access and use of office space and equipment.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(1) of that rule which exempts limited businesses (mutual funds and/or variable annuities only). These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. The Company had net capital, as defined by the Rule, of $1,860,138 exceeding the required amount of $250,000 by $1,610,138 at December 31, 2021. There were no subordinated borrowings at any time during the year ended December 31, 2021.

7. Retirement Plan

The Company participates in GBL's incentive savings plan (the "Retirement Plan"), covering substantially all employees. Company contributions to the Retirement Plan are determined annually by management of the Company and GBL's board of directors, but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

8. Subsequent Events

Subsequent events have been evaluated through the date the Statement of Financial Condition was issued. There have been no subsequent events that require recognition or disclosure in the Statement of Financial Condition.

On February 15, 2022, GBL elected to waive half of the 20% management fee relating to the period of March 1, 2022 to May 31, 2022.